March 31, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:     Mr. John Dana Brown
Division of Corporate Finance

Re:    Arrow Financial Corporation
    Registration Statement on Form S-3 filed March 24, 2022
    File No. 333-263812

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m. Eastern Time on April 5, 2022, or as soon as practicable thereafter.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

                        Very truly yours,

                        ARROW FINANCIAL CORPORATION

    By: /s/ Laura B, Steele
     Laura B. Steele
     Controller

cc:     Michele C. Kloeppel, Thompson Coburn LLP